Mail Stop 3010

February 16, 2010

VIA U.S. MAIL and Fax (310) 454 - 6658

Lawrence Weisdorn
Chief Financial Officer
Vision Industries Corp.
17383 W. Sunset Blvd.
Suite A290
Pacific Palisades, CA 90272

        Re: **Vision Industries Corp.**
                Form 10-K/A for Fiscal Year Ended
                December 31, 2008
                Filed December 4, 2009
                Form 10-Q for Quarterly Period Ended
                September 30, 2009
                Filed November 23, 2009
                File No. 000-53315

Dear Mr. Weisdorn:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                      Sincerely,

                      Kevin Woody
                      Branch Chief